March 23, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nautilus Holdco, Inc. Registration Statement on Form S-4 (File No. 333-223255)
Withdrawal of Acceleration Request

Ladies and Gentlemen:

Please refer to the acceleration request (the “Acceleration Request”) submitted on March 21, 2018 by Nautilus Holdco, Inc. (the “Company”) pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, with respect to the Company’s Registration Statement on Form S-4 (File No. 333-223255) filed by the Company on February 27, 2018, as amended by Amendment No. 1 filed on March 20, 2018 (the “Registration Statement”), which requested that the effective date of the Registration Statement be accelerated so that it would become effective at 2:00 p.m., Eastern time, on March 23, 2018.

The Company hereby withdraws the Acceleration Request.

Please contact Stephen Arcano (stephen.arcano@skadden.com / telephone: 212.735.3542) or Ann Beth Stebbins (annbeth.stebbins@skadden.com / telephone: 212.735.2660) of Skadden, Arps, Slate, Meagher & Flom LLP should you have any questions or comments.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

Nautilus Holdco, Inc.

By:	/s/ Jon P. Stonehouse
Name: Jon P. Stonehouse
Title: Authorized Executive Officer

By:	/s/ Alane Barnes
Name: Alane Barnes
Title: Authorized Executive Officer

cc:	Stephen F. Arcano, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Ann Beth Stebbins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Charles K. Ruck, Esq.
Latham & Watkins LLP

R. Scott, Shean, Esq.
Latham & Watkins LLP

Mark M. Bekheit, Esq.
Latham & Watkins LLP